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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               FARAH INCORPORATED
                            (Name of Subject Company)

                      TROPICAL SPORTSWEAR INT'L CORPORATION
                            FOXFIRE ACQUISITION CORP.
                                    (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    307387100
                                 (CUSIP Number)

                                  MICHAEL KAGAN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                      TROPICAL SPORTSWEAR INT'L CORPORATION
                             4902 WEST WATERS AVENUE
                            TAMPA, FLORIDA 33634-1302
                                 (813) 249-4900

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    Copy to:
                                STEPHEN A. OPLER
                                ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                           ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7000


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                                  TENDER OFFER

         This Amendment No. 2 to the Schedule 14D-1 relates to the offer by Foxfire Acquisition Corp., a Texas corporation (the "Purchaser") and a wholly owned subsidiary of Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"), to purchase all of the outstanding shares (the "Shares") of Common Stock, no par value per share (the "Common Stock") of Farah Incorporated, a Texas corporation (the "Company"), at $9.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on May 8, 1998, as amended by Amendment No. 1 dated May 19, 1998 (the "Schedule 14D-1"). The purpose of this Amendment No. 2 is to amend and supplement certain Items of the Schedule 14D-1 as described below.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
         COMPANY.

         TSI has previously disclosed in the Schedule 14D-1 under the information set forth in "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase which was filed as Exhibit (a)(1) to the Schedule 14D-1 filed on May 8, 1998, that on April 27, 1998, TSI submitted a non-binding proposal to Financo for the acquisition of Farah. Item 3(b) is hereby amended and supplemented to disclose the further fact that the April 27, 1998 non-binding proposal by TSI included an offer price for the Common Stock of $8.50 per share.


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         Item 5(d) is hereby amended and supplemented by the following:

         Following the effective time of the merger of the Purchaser with and into the Company, TSI and the Company plan to amend the Company's Restated Articles of Incorporation to reduce the authorized capital stock to 1,000 shares of common stock. TSI currently has no further plans or proposals with regard to material changes in the capitalization or dividend policy of the Company.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6(a) is hereby amended and supplemented to incorporate herein by reference the information set forth in "Schedule I -- Directors and Executive Officers of TSI and the Purchaser" of the Offer to Purchase which was filed as Exhibit (a)(1) to the Schedule 14D-1 filed on May 8, 1998.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Item 7 is hereby amended and supplemented to incorporate herein by reference the information set forth in "Section 9 -- Certain Information Concerning the Purchaser and TSI" of the Offer to Purchase which was filed as Exhibit (a)(1) to the Schedule 14D-1 filed on May 8, 1998.

ITEM 10. ADDITIONAL INFORMATION.

         TSI has previously disclosed under the information set forth in "Section 14 -- Conditions of the Offer" of the Offer to Purchase which was filed as Exhibit (a)(1) to the Schedule 14D-1 filed on May 8, 1998, that notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if certain enumerated conditions ("Conditions to the Offer") have not been satisfied. TSI hereby amends and supplements that disclosure to clarify that the Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer, and may terminate the Offer or extend the Offer if the Conditions to the Offer have not been satisfied,

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however, the Purchaser may not accept the Shares tendered pursuant to the Offer, but delay payment until the Conditions to the Offer are satisfied, except such delays as are in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, and the interpretations of such Rule by the Securities and Exchange Commission. Rule 14e-1(c) requires that the Purchaser pay the consideration offered or return the Shares deposited by or on behalf of holders of Shares promptly after the termination or withdrawal of the Offer.



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 27, 1998
                                            FOXFIRE ACQUISITION CORP.
                                            By:  /s/ Micheal Kagan
                                            Michael Kagan
                                            Chief Financial Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 27, 1998

                                           TROPICAL SPORTSWEAR INT'L CORPORATION
                                           By:  /s/ Michael Kagan
                                           Michael Kagan
                                           Executive Vice President and
                                           Chief Financial Officer

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